FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 19 October 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam dated 19th October, 2017

Trading Statement 3rd Quarter 2017

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2017

EMERGING MARKETS DRIVING GROWTH IN THE THIRD QUARTER

Performance highlights

Underlying performance		GAAP measures
	vs 2016		€	vs 2016
Nine months
Underlying sales growth (USG)	2.8%	Turnover	40.9bn	3.1%
USG excluding spreads	3.2%	Turnover excluding spreads	38.7bn	3.5%
Third quarter
Underlying sales growth USG excluding spreads	2.6% 2.8%	Turnover Turnover excluding spreads	13.2bn 12.5bn	(1.6)% (1.5)%
Quarterly dividend payable in December 2017 €0.3585 per share
•	Good progress against the strategic objectives set out for 2020
•	Turnover increased 3.1% in the first nine months including a currency impact of (0.6)%
•	Turnover decreased by 1.6% in the third quarter, which included a currency impact of (5.1)%
•	Underlying sales growth 2.6% in the third quarter, with price up 2.4% and volume up 0.2%
•	Growth in the quarter adversely affected by poorer weather in Europe and natural disasters in the Americas

•	Emerging markets underlying sales growth in the third quarter 6.3% with volume up 1.8%

Paul Polman: Chief Executive Officer statement

“The transformation of Unilever into a more resilient, more competitive and more profitable business continues and we are making good progress against the strategic objectives we have set out for 2020. The ‘Connected 4 Growth’ change programme is beginning to make our business less complex and more responsive to fast-changing consumer trends. The new organisation is delivering increased innovation speed and our savings programmes are allowing us to step up investment behind new growth opportunities. We expect to reap the benefits over the coming quarters.

While conditions in our developed markets remain challenging, we are starting to see signs of improvement in some of our biggest emerging markets including India and China. Growth in the third quarter was adversely affected by poorer weather in Europe compared with last year and natural disasters in the Americas.

For the full year, we continue to expect underlying sales growth within the 3 – 5% range, an improvement in underlying operating margin of at least 100 basis points and strong cash flow.”

19 October 2017

Underlying sales growth (USG), underlying volume growth (UVG) and underlying price growth (UPG) are non-GAAP measures (see page 8)

THIRD QUARTER OPERATIONAL REVIEW: CATEGORIES

THIRD QUARTER OPERATIONAL REVIEW: CATEGORIES

	Third Quarter 2017				Nine Months 2017
(unaudited) (unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	13.2	2.6	0.2	2.4	40.9	2.8	-	2.8
Personal Care	5.0	1.8	1.0	0.9	15.5	2.4	0.3	2.0
Home Care	2.6	4.6	1.3	3.3	8.0	3.7	0.9	2.8
Home Care and Personal Care	7.6	2.7	1.1	1.7	23.5	2.8	0.5	2.3
Foods	2.9	1.5	0.3	1.3	9.2	0.9	(1.1)	2.0
Refreshment	2.7	3.1	(2.4)	5.7	8.2	5.1	-	5.1
Foods and Refreshment	5.6	2.3	(1.0)	3.3	17.4	2.9	(0.6)	3.5

As part of our strategic review we announced on 6 April 2017 our intention to either sell or demerge our spreads business. The table below provides information on our third quarter 2017 and first nine months 2017 performance excluding sales related to spreads.

	Third Quarter 2017				Nine Months 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever excluding spreads	12.5	2.8	0.2	2.6	38.7	3.2	0.3	2.9

Foods and Refreshment excluding spreads	4.8	2.9	(1.0)	4.0	15.2	3.8	(0.1)	3.9
Foods excluding spreads	2.2	2.7	0.6	2.0	7.0	2.2	(0.3)	2.5

Our markets: Overall market conditions have remained challenging. In the markets in which we operate volumes were flat in aggregate. We are seeing some early signs of improving conditions in emerging markets. Disruption from natural disasters in the Americas and the impact of poorer weather in Europe adversely affected the third quarter.

Unilever overall performance: In the third quarter, underlying sales increased 2.6% driven by emerging markets growth of 6.3% whilst developed markets decreased 2.3%. All categories grew with improving volumes in Personal Care, Home Care and Foods. After two good years, Refreshment volumes declined as a result of lower ice cream sales in Europe and North America. Turnover decreased 1.6% to €13.2 billion, which included a currency impact of (5.1)% as a result of the stronger euro. Acquisitions net of disposals added 1.1% to turnover.

Strategic review progress: Our accelerating Connected 4 Growth (‘C4G’) programme is continuing to make good progress against the objectives we have set out:

The new Country Category Business Teams (‘CCBTs’) are fully in place, helping to make our innovation pipeline stronger. They are beginning to enable us to roll out global innovations faster, and be more agile in responding to local trends.

The savings programmes which are an integral part of C4G are delivering faster than expected and putting us well on track towards our savings target of €6 billion, and a targeted underlying operating margin of 20% by 2020. The faster delivery is enabling us to step up the level of reinvestment behind our brands. The holistic ‘5-S’ gross margin improvement programme is being rolled out from Home Care into all categories and realising savings across the supply chain. Zero based budgeting (‘ZBB’) is improving our productivity in brand and marketing investment as we reduce the cost of advertising production. ZBB is also eliminating waste in those areas where we have over-saturated traditional channels, as well as reducing low-added value costs in overheads. The plans for the integration of Foods and Refreshment into a single business are advancing well.

We are continuing to evolve our portfolio at an accelerated pace to ensure we have the platforms in place for long-term growth in attractive market segments and sales channels. In the last three months, we announced the acquisitions of Weis ice cream in Australia, Pukka Herbs tea in the United Kingdom, Carver skin care in Korea, and Mãe Terra organic food in Brazil. The preparation for the exit from spreads via a sale or demerger is fully on track. In September, we announced the sale of our South African spreads business as part of a transaction in which we will buy out the minority interest in Unilever South Africa. The review of the dual-headed legal structure is progressing well. With the launch of the offer for all preference shares in Unilever N.V. we are also taking important steps to simplify our capital structure and improve corporate governance.

In the first nine months, we have bought back shares to the value of €3.9 billion, putting us on track to complete the announced €5 billion programme by the end of the year.

Personal Care

Personal Care showed improved volumes but price growth was moderated by easing commodity cost increases, leading to lower underlying sales growth in the third quarter. We continued to grow the core with a strong set of new product launches while expanding the portfolio in higher-growth segments. Growth in skin cleansing was supported by innovations such as Dove shower foam, a new format that delivers an improved sensorial experience, which is now available in North America, Europe and Japan. Baby Dove has been introduced to 26 markets, while Hijab Fresh, a new brand, was launched in Indonesia to provide a solution to the specific needs of the Muslim consumer. In hair care, growth was driven by Sunsilk, helped by the expansion into natural propositions that has driven increased penetration among millennials. Sales in deodorants were flat in the quarter with growth in the Americas offset by declines in the challenging markets of Europe and South Africa. The prestige business performed well, driven by Dermalogica and Kate Somerville. The subscriber base of Dollar Shave Club expanded further, enabling another quarter of double-digit growth.

Home Care

Growth in Home Care accelerated, enabled by continued market development and benefit-led innovations that address emerging needs. In laundry, growth was driven by strong performances of the fabric conditioner Comfort and the value brand Brilhante, as well as the roll-out of Omo into Iran. Persil Powergems, with 100% active ingredients delivering superior stain-removal, care and intense freshness, have been introduced in the United Kingdom. In household care, Domestos continued the global roll-out of toilet blocks, which have now reached 27 countries, and the new Sunlight dishwash range drove growth in Central and Eastern Europe. The acquisitions of Seventh Generation with its naturals proposition and Blueair, our air purification brand, performed strongly and will contribute to underlying sales growth from October and December respectively.

Foods

Foods continued to modernise the portfolio while building its presence in emerging markets and sustaining a strong performance in the food service channels. Knorr grew strongly by responding to key needs such as naturalness or time-saving cooking products. Knorr Mealmakers with 100% natural ingredients have now been extended into 100% natural seasonings and 100% natural soups. In dressings, Hellmann’s has relaunched the brand with strengthened naturalness claims in 25 markets while the organic variants have been rolled out from North America into Europe. However sales growth was moderated by high promotional intensity in the quarter, particularly in North America. In spreads, new margarines with specialty oils and dairy-free variants performed well. Spreads declined 2.0%, a further improvement on previous quarters.

Refreshment

Refreshment grew in both ice cream and leaf tea despite weaker volumes for ice cream in the third quarter due to poorer weather in Europe in the latter stages of the quarter and new entrant competitive activity in North America. Innovations behind our premium brands continued to perform well. These included Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub, as well as Magnum double raspberry and coconut variants. We launched seven low-calorie, high-protein ice cream variants as Breyers delights in North America to meet the growing consumer demand for these propositions. Leaf tea showed good growth as we are increasingly seeing the benefits of our innovations in specialty and premium tea segments. Lipton was launched in Brazil and Argentina, and is successfully extending its presence in the faster-growing green and matcha segments, while Pure Leaf was introduced to the United Kingdom after the launch in the United States.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2017				Nine Months 2017
(unaudited) (unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	13.2	2.6	0.2	2.4	40.9	2.8	-	2.8
Asia/AMET/RUB	5.6	6.0	2.7	3.3	17.7	5.7	1.4	4.3
The Americas	4.3	1.4	(1.4)	2.9	13.3	2.1	(0.9)	3.0
Europe	3.3	(1.6)	(2.0)	0.3	9.9	(1.1)	(1.1)	-

	Third Quarter 2017				Nine Months 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.6	6.3	1.8	4.4	23.8	5.7	0.8	4.9
Developed markets	5.6	(2.3)	(1.9)	(0.4)	17.1	(1.0)	(0.9)	(0.1)
North America	2.3	(2.9)	(2.2)	(0.7)	7.1	(0.8)	(0.9)	0.1
Latin America	2.0	6.6	(0.4)	7.0	6.2	5.5	(0.8)	6.4

The table below provides information on our third quarter 2017 and first nine months of 2017 performance excluding sales related to spreads.

	Third Quarter 2017				Nine Months 2017
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets excluding spreads	5.2	(2.2)	(2.0)	(0.2)	15.7	(0.5)	(0.6)	-
Europe excluding spreads	3.0	(1.5)	(2.1)	0.6	8.8	(0.5)	(0.6)	0.2
North America excluding spreads	2.2	(2.8)	(2.3)	(0.5)	6.7	(0.4)	(0.6)	0.2

Asia/AMET/RUB

Growth in the quarter improved to 6.0% with a pick-up in volume growth. China demonstrated strong volume-led growth due to rapidly expanding e-commerce sales and new product launches. In India, volume growth improved after the Goods and Services Tax implementation and as expected price growth lowered as the benefits of the tax change were passed on to consumers.

Pakistan showed another quarter of volume-driven double-digit growth, Turkey returned to positive volume growth driven by a strong ice cream performance while sales in Thailand and South Africa declined reflecting challenging market conditions.

The Americas

Underlying sales growth of 6.6% in Latin America was driven by pricing with volumes slightly negative in the third quarter. We are seeing improving momentum and expect volume growth to be positive in the fourth quarter and beyond. Argentina continued to grow at double-digit rates, while sales growth moderated in Mexico and was negative in the Caribbean as a result of natural disasters. The sales decline in Brazil has slowed as market conditions are starting to improve after several years of recession. Following our re-entry into Cuba in 2016, sales have grown rapidly from a small base.

Despite strong delivery of our innovations and a competitive performance across most categories, particularly deodorants and skin cleansing, underlying sales declined by 2.9% in North America. Sales in ice cream were lower in the quarter in the face of increased competitive activity. Overall market conditions remained soft and were exacerbated by the impact on our sales of the hurricanes in Florida and Texas.

Europe

In Europe, consumer demand remained weak and the retail environment challenging. Ice cream was the main source of volume decline across the region driven by poorer weather in the quarter against a strong prior year comparator. This was partially offset by a good Home Care performance, particularly in the United Kingdom. We saw continued strong momentum in Central and Eastern Europe and a return to growth in the United Kingdom while a weak ice cream quarter led to lower sales in Germany, France and Spain. The sales trajectory of the spreads business continued to improve for another quarter with volumes now almost flat.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q3 2017 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:	€ 0.3585
Per Unilever PLC ordinary share:	£ 0.3199
Per Unilever N.V. New York share:	US$ 0.4217
Per Unilever PLC American Depositary Receipt:	US$ 0.4217

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 17 October 2017.

US dollar cheques for the quarterly interim dividend will be mailed on 13 December 2017 to holders of record at the close of business on 3 November 2017. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2017 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q3 2017	19 October 2017	2 November 2017*	2 November 2017	3 November 2017	13 December 2017

* With effect from 5 September 2017, the US Securities and Exchange Commission shortened the standard settlement cycle from T+3 to T+2. Consequently, the NV New York Shares and PLC ADRs traded on the New York Stock Exchange will settle on the same day as the NV and PLC ordinary shares traded on Euronext Amsterdam and London Stock Exchange respectively.

SEGMENT INFORMATION - CATEGORIES

(unaudited)

Third Quarter	Personal Care	Home Care	Home Care and Personal Care	Foods	Refreshment	Foods and Refreshment	Total
Turnover (€ million)
2016	5,110	2,486	7,596	2,980	2,804	5,784	13,380
2017	5,021	2,589	7,610	2,938	2,618	5,556	13,166
Change (%)	(1.7)	4.1	0.2	(1.4)	(6.7)	(3.9)	(1.6)
Impact of:
Exchange rates (%)	(4.9)	(4.8)	(4.9)	(3.0)	(7.8)	(5.3)	(5.1)

Acquisitions (%)	1.5	4.6	2.5	0.1	-	0.1	1.5
Disposals (%)	-	-	-	-	(1.9)	(0.9)	(0.4)

Underlying sales growth (%)	1.8	4.6	2.7	1.5	3.1	2.3	2.6
Price (%)	0.9	3.3	1.7	1.3	5.7	3.3	2.4
Volume (%)	1.0	1.3	1.1	0.3	(2.4)	(1.0)	0.2

Nine Months	Personal Care	Home Care	Home Care and Personal Care	Foods	Refreshment	Foods and Refreshment	Total
Turnover (€ million)
2016	14,932	7,436	22,368	9,148	8,147	17,295	39,663
2017	15,502	7,987	23,489	9,235	8,167	17,402	40,891
Change (%)	3.8	7.4	5.0	0.9	0.2	0.6	3.1
Impact of:
Exchange rates (%)	-	0.3	0.1	0.1	(3.4)	(1.6)	(0.6)
Acquisitions (%)	1.5	3.5	2.2	0.1	-	-	1.2
Disposals (%)	(0.1)	(0.3)	(0.2)	(0.1)	(1.3)	(0.7)	(0.4)

Underlying sales growth (%)	2.4	3.7	2.8	0.9	5.1	2.9	2.8
Price (%)	2.0	2.8	2.3	2.0	5.1	3.5	2.8
Volume (%)	0.3	0.9	0.5	(1.1)	-	(0.6)	-

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

SEGMENT INFORMATION – GEOGRAPHICAL AREA

(unaudited)

4

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2016	5,616	4,346	3,418	13,380
2017	5,625	4,209	3,332	13,166
Change (%)	0.2	(3.2)	(2.5)	(1.6)
Impact of:
Exchange rates (%)	(6.4)	(6.3)	(1.1)	(5.1)
Acquisitions (%)	1.0	3.1	0.3	1.5
Disposals (%)	(0.1)	(1.2)	-	(0.4)

Underlying sales growth (%)	6.0	1.4	(1.6)	2.6

Price (%)	3.3	2.9	0.3	2.4
Volume (%)	2.7	(1.4)	(2.0)	0.2

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2016	16,898	12,624	10,141	39,663
2017	17,710	13,286	9,895	40,891
Change (%)	4.8	5.2	(2.4)	3.1
Impact of:
Exchange rate (%)	(1.3)	1.2	(1.6)	(0.6)
Acquisitions (%)	0.7	2.8	0.3	1.2
Disposals (%)	(0.2)	(0.9)	-	(0.4)

Underlying sales growth (%)	5.7	2.1	(1.1)	2.8
Price (%)	4.3	3.0	-	2.8
Volume (%)	1.4	(0.9)	(1.1)	-

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth. The reconciliation of these measures to changes in the GAAP measure turnover is provided on page 6 and 7. Please refer to page 26 and 27 of the Unilever Annual Report and Accounts 2016 for definitions of non-GAAP measures and explanations of their relevance.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 79 1727 1819	treeva.fenwick@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or	+44 78 2504 9151	louise.phillips@unilever.com
NL	+31 10 217 4844	els-de.bruin@unilever.com
or	+32 494 60 4906	freek.bracke@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/investor-relations/results-and-publications/latest-results/